UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Hudson Holding Corporation

(Name of issuer)

Common Stock, par value $0.001 per share

(Title of class of securities)

443793104

(CUSIP number)

Hudson Holding Corporation 111 Town Square Place Suite 1500A Jersey City, NJ 07310

(Name, address and telephone number of person authorized to receive notices and communications)

January 4, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443793104		Page 2 of 19 Pages
1.	Names of reporting persons. Anthony M. Sanfilippo
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 7,105,000
	8.	Shared voting power 41,346,864
	9.	Sole dispositive power 7,105,000
	10.	Shared dispositive power 41,346,864
11.	Aggregate amount beneficially owned by each reporting person 48,451,864
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 56.8%
14.	Type of reporting person (see instructions) IN

CUSIP No. 443793104		Page 3 of 19 Pages
1.	Names of reporting persons. Peter Zugschwert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 866,344
	8.	Shared voting power 47,585,520
	9.	Sole dispositive power 866,344
	10.	Shared dispositive power 47,585,520
11.	Aggregate amount beneficially owned by each reporting person 48,451,864
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 56.8%
14.	Type of reporting person (see instructions) IN

CUSIP No. 443793104		Page 4 of 19 Pages
1.	Names of reporting persons. John C. Shaw, Jr.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,031,722
	8.	Shared voting power 47,420,142
	9.	Sole dispositive power 1,031,722
	10.	Shared dispositive power 47,420,142
11.	Aggregate amount beneficially owned by each reporting person 48,451,864
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 56.8%
14.	Type of reporting person (see instructions) IN

CUSIP No. 443793104		Page 5 of 19 Pages
1.	Names of reporting persons. John W. Mascone
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,031,722
	8.	Shared voting power 47,420,142
	9.	Sole dispositive power 1,031,722
	10.	Shared dispositive power 47,420,142
11.	Aggregate amount beneficially owned by each reporting person 48,451,864
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 56.8%
14.	Type of reporting person (see instructions) IN

CUSIP No. 443793104		Page 6 of 19 Pages
1.	Names of reporting persons. Kenneth D. Pasternak
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 16,513,511
	8.	Shared voting power 31,938,353
	9.	Sole dispositive power 16,513,511
	10.	Shared dispositive power 31,938,353
11.	Aggregate amount beneficially owned by each reporting person 48,451,864
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 56.8%
14.	Type of reporting person (see instructions) IN

CUSIP No. 443793104		Page 7 of 19 Pages
1.	Names of reporting persons. Ajay Sareen
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,250,000
	8.	Shared voting power 47,201,864
	9.	Sole dispositive power 1,250,000
	10.	Shared dispositive power 47,201,864
11.	Aggregate amount beneficially owned by each reporting person 48,451,864
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 56.8%
14.	Type of reporting person (see instructions) IN

CUSIP No. 443793104		Page 8 of 19 Pages
1.	Names of reporting persons. Frank Drazka
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) PF, OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,300,000
	8.	Shared voting power 47,151,864
	9.	Sole dispositive power 1,300,000
	10.	Shared dispositive power 47,151,864
11.	Aggregate amount beneficially owned by each reporting person 48,451,864
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 56.8%
14.	Type of reporting person (see instructions) IN

This Amendment No. 4 (this “Amendment”) amends and restates in its entirety the Statement on Schedule 13D (as amended, the “Statement”), dated January 10, 2006, as amended on November 28, 2006, January 5, 2009 and January 29, 2010, filed by Kenneth D. Pasternak. In addition to Mr. Pasternak, this Amendment is being filed with the Securities and Exchange Commission (the “SEC”) by Anthony M. Sanfilippo, Peter Zugschwert, John C. Shaw, Jr., John W. Mascone, Ajay Sareen and Frank Drazka to add such persons to the Statement and to report their and Mr. Pasternak’s entrance into that certain Stockholder Voting Agreement, dated as of January 4, 2011 (the “Voting Agreement”), by and among Rodman & Renshaw Capital Group, Inc., a Delaware corporation (“Parent”) and Keith R. Knox, Seaport Hudson LLC, and Messrs. Sanfilippo, Zugschwert, Shaw, Mascone, Pasternak, Sareen and Drazka (each party thereto a “Stockholder” and collectively, the “Stockholders”). The Voting Agreement was entered into in connection with the signing of an Agreement and Plan of Merger, dated as of January 4, 2011 (the “Merger Agreement”), by and among Parent, HHC Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and Hudson Holding Corporation, a Delaware corporation (the “Issuer”). Pursuant to the Merger Agreement, the Issuer will merge with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of Parent.

Item 1. Security and the Issuer.

This Statement relates to the common stock, par value $0.001 per share (the “Common Stock”) of the Issuer, whose principal executive offices are located at 111 Town Square Place, Suite 1500A, Jersey City, NJ 07310.

Item 2. Identity and Background.

(a)	This Amendment is being filed by:

(i)	Anthony M. Sanfilippo;

(ii)	Peter Zugschwert;

(iii)	John C. Shaw, Jr.;

(iv)	John W. Mascone;

(v)	Kenneth D. Pasternak;

(vi)	Ajay Sareen; and

(vii)	Frank Drazka.

Messrs. Sanfilippo, Zugschwert, Shaw, Mascone, Pasternak, Sareen and Drazka are referred to herein collectively as the “Reporting Persons,” and each individually, a “Reporting Person.” Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. The Reporting Persons are filing this Amendment jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 for the Reporting Persons’ Joint Filing Agreement.

(b)	The address of each of the Reporting Persons is c/o Hudson Holding Corporation, 111 Town Square Place, Suite 1500A, Jersey City, NJ 07310.

(c)	(i) Anthony M. Sanfilippo is a director of the Issuer and its Chief Executive Officer.

(ii)	Peter J. Zugschwert is a director of the Issuer and previously served as its Chief Executive Officer.

(iii)	John C. Shaw, Jr. has been retired since 2005. He serves as a director of the Issuer.

(iv)	John W. Mascone is a director of the Issuer and is Managing Director of Convertibles and Leveraged Credit of The Seaport Group LLC, a privately held firm established in 2001 that provides institutional sales and trading services, investment banking and research and analysis. The Seaport Group LLC’s principal offices are located at 360 Madison Avenue, 22nd Floor, New York, New York 10017.

(v)	Kenneth D. Pasternak is the founder and Chief Executive Officer of Chestnut Ridge Capital, LLC, a money management firm that acts as a general partner to investment partnerships. Chestnut Ridge Capital, LLC’s principal offices are located at 10 Forest Avenue, Paramus, NJ 07652.

(vi)	Ajay Sareen is Chief Administrative Officer of Hudson Securities, Inc., a wholly owned subsidiary of the Issuer. Hudson Securities, Inc.’s principal offices are located at 111 Town Square Place, Suite 1500A, Jersey City, NJ 07310.

(vii)	Frank Drazka is Managing Director and Head of Investment Banking of Hudson Securities, Inc.

(d)	None of the Reporting Persons and, to the best of their knowledge, the Issuer, Chestnut Ridge Capital, LLC, Hudson Securities, Inc. and The Seaport Group LLC, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons and, to the best of their knowledge, the Issuer, Chestnut Ridge Capital, LLC, Hudson Securities, Inc. and The Seaport Group LLC, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

Anthony M. Sanfilippo

Mr. Sanfilippo purchased 105,000 shares of Common Stock using personal funds prior to becoming an officer and director of the Issuer.

On October 12, 2009, Mr. Sanfilippo was granted 2,500,000 shares of Common Stock pursuant to that certain Employment Agreement, dated as of October 12, 2009, between Mr. Sanfilippo and the Issuer (the “Sanfilippo Employment Agreement”) and a restricted stock award agreement with the Issuer. Pursuant to such agreements, 625,000 of the shares vested on the date of grant and the remaining 1,875,000 shares vested or were scheduled to vest in equal annual installments commencing October 12, 2010.

On October 12, 2009, pursuant to the Sanfilippo Employment Agreement and a stock option award agreement with the Issuer, Mr. Sanfilippo was granted an option to purchase 2,500,000 shares of Common Stock at an exercise price of $0.50 per share under the Issuer’s 2007 Long-Term Incentive Plan. Pursuant to such agreements, the option to purchase 625,000 of the shares vested on the date of grant and the remaining options vested or were scheduled to vest in equal annual installments commencing October 12, 2010. In connection with its approval of the Merger Agreement, on January 4, 2011, the board of directors of the Issuer accelerated the vesting of all outstanding restricted shares of Common Stock and all outstanding options to purchase Common Stock that were not then vested as of January 4, 2011 (the “Acceleration”).

On November 12, 2009, Mr. Sanfilippo purchased 2,000,000 shares of Common Stock using personal funds in a private placement for an aggregate purchase price of $500,000.00.

The unvested portion of such restricted stock and stock option awards vested on January 4, 2011 as a result of the Acceleration.

Peter Zugschwert

On August 15, 2006, Mr. Zugschwert was granted 10,000 options to purchase shares of Common Stock at an exercise price of $1.15 per share pursuant to the Issuer’s 2005 Stock Option Plan.

On July 19, 2007, Mr. Zugschwert was granted 25,000 options to purchase shares of Common Stock at $0.40 per share pursuant to the Issuer’s 2005 Stock Option Plan.

From May 7, 2008, through January 3, 2011, Mr. Zugschwert was granted 616,988 shares of Common Stock pursuant to the Issuer’s 2007 Long-Term Incentive Plan.

The unvested portion of such restricted stock and stock option awards vested on January 4, 2011 as a result of the Acceleration.

John C. Shaw, Jr.

On November 12, 2009, Mr. Shaw purchased 800,000 shares of Common Stock using personal funds in a private placement for an aggregate purchase price of $200,000.00.

From July 7, 2010, through January 3, 2011, Mr. Shaw was granted 231,722 shares of Common Stock pursuant to the Issuer’s 2007 Long-Term Incentive Plan.

The unvested portion of such restricted stock awards vested on January 4, 2011 as a result of the Acceleration.

John W. Mascone

On November 12, 2009, Mr. Mascone purchased 800,000 shares of Common Stock using personal funds in a private placement for an aggregate purchase price of $200,000.00.

From July 7, 2010, through January 3, 2011, Mr. Mascone was granted 231,722 shares of Common Stock pursuant to the Issuer’s 2007 Long-Term Incentive Plan.

The unvested portion of such restricted stock awards vested on January 4, 2011 as a result of the Acceleration.

Kenneth D. Pasternak

On January 1, 2006, Mr. Pasternak purchased 6,581,076 shares of Common Stock using personal funds directly from the Issuer for an aggregate purchase price of $2,000,000.00.

On November 28, 2006, Mr. Pasternak purchased 1,666,670 shares of Common Stock and warrants to purchase an additional 833,335 shares of Common Stock, directly from the Issuer for an aggregate purchase price of $1,000,002.00. The source of funding for this purchase was through personal funds.

From December 22, 2008, through January 5, 2009, Chestnut Ridge Partners, LP (“Chestnut Ridge”) purchased 550,000 shares in the open market for a total consideration of $111,858.00. Mr. Pasternak is the managing member of Chestnut Ridge Capital, LLC, which serves as the general partner of Chestnut Ridge, and he has the sole power to vote and dispose of the Issuer’s securities owned by Chestnut Ridge. The funds required for the purchase of the 550,000 shares of Common Stock were obtained from the investment funds of Chestnut Ridge. Each of the Reporting Persons other than Mr. Pasternak expressly disclaim beneficial ownership of the shares held by Chestnut Ridge.

On November 12, 2009, Mr. Pasternak purchased 6,000,000 shares of Common Stock using personal funds directly from the Issuer for an aggregate purchase price of $1,500,000.00.

On December 31, 2009, Mr. Pasternak purchased 650,000 shares of Common Stock using personal funds from third parties for an aggregate purchase price of $162,300.00.

From July 7, 2010, through January 3, 2011, Mr. Pasternak was granted 231,722 shares of Common Stock pursuant to the Issuer’s 2007 Long-Term Incentive Plan.

The unvested portion of such restricted stock and stock option awards vested on January 4, 2011 as a result of the Acceleration.

Ajay Sareen

Pursuant that certain employment agreement between Mr. Sareen and the Issuer, dated as of November 5, 2009 (the “Sareen Employment Agreement”) and a restricted stock award agreement with the Issuer, Mr. Sareen was granted 500,000 shares of Common Stock.

Pursuant to the Sareen Employment Agreement and a stock option award agreement with the Issuer, Mr. Sareen was granted an option to purchase 500,000 shares of Common Stock at an exercise price of $0.50 per share under the Issuer’s 2007 Long-Term Incentive Plan.

On November 12, 2009, Mr. Sareen purchased 250,000 shares of Common Stock using personal funds in a private placement for an aggregate purchase price of $62,500.00.

The unvested portion of such restricted stock and stock option awards vested on January 4, 2011 as a result of the Acceleration.

Frank Drazka

Mr. Drazka purchased 300,000 shares in the open market at market prices.

Pursuant that certain employment agreement between Mr. Drazka and the Issuer, dated as of April 29, 2010 (the “Drazka Employment Agreement”) and a restricted stock award agreement with the Issuer, Mr. Drazka was granted 500,000 shares of Common Stock.

Pursuant to the Drazka Employment Agreement and a stock option award agreement with the Issuer, Mr. Drazka was granted an option to purchase 500,000 shares of Common Stock at an exercise price of $0.50 per share under the Issuer’s 2007 Long-Term Incentive Plan.

The unvested portion of such restricted stock and stock option awards vested on January 4, 2011 as a result of the Acceleration.

By virtue of the Voting Agreement, the Reporting Persons may be deemed to beneficially own 16,000,000 securities beneficially owned by Seaport Hudson LLC, a Delaware limited liability company (“Seaport”), and 3,353,565 securities beneficially owned by Keith R. Knox (collectively with Seaport, the “Other Stockholder Parties”). The following is the Reporting Persons’ understanding of the source and amount of consideration for purchases and sales of Common Stock by the Other Stockholder Parties:

Seaport

Pursuant to a Securities Purchase Agreement dated June 20, 2008, Seaport acquired 8,000,000 shares of Common Stock and a warrant to purchase up to 4,000,000 shares of Common Stock for an aggregate purchase price of $4,000,000.00. The warrant is exercisable at any time during the five-year period following the date of issuance at an exercise price of $0.75 per share of Common Stock, subject to certain limited adjustments. All funds used to purchase the shares of Common Stock and the warrant to acquire shares of Common Stock pursuant to the Securities Purchase Agreement came directly from the working capital of Seaport.

Pursuant to a Securities Purchase Agreement dated October 14, 2009, on November 12, 2009, Seaport acquired 4,000,000 shares of Common Stock from the Issuer for an aggregate purchase price of $1,000,000.00. All funds used to purchase the shares of Common Stock came directly from the working capital of Seaport.

Keith R. Knox

As of May 3, 2005, after giving effect to the Issuer’s September 6, 2005 one-for-eight reverse stock split, Mr. Knox held 4,348,565 shares of Common Stock purchased using personal funds.

From June 12, 2006, through August 8, 2007, Mr. Knox sold 995,000 shares of Common Stock.

On October 2, 2007, Mr. Knox made a bona-fide gift of an aggregate of 150,000 shares of Common Stock to his three children.

The Reporting Persons may be deemed to be a member of a group with the other Stockholders with respect to the Issuer or the Common Stock for purposes of Section 13(d) of the Exchange Act by virtue of being parties to the Voting Agreement (as defined below in Item 4). Each of the Reporting Persons expressly disclaims (i) any such group membership for purposes of Section 13(d) of the Exchange Act or otherwise and (ii) beneficial ownership, for purposes of Section 13(d) of the Exchange Act or otherwise, over any securities held by the other Stockholders.

Each of the Reporting Persons declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer, (ii) a member of any group with respect to the Issuer or any securities of the Issuer or (iii) the beneficial owner of any securities held by the other Stockholders.

Item 4. Purpose of the Transaction.

Merger Agreement

On January 4, 2011, Parent, Merger Sub and the Issuer entered into the Merger Agreement. The Merger Agreement provides that Parent will acquire all of the outstanding shares of Common Stock in a stock-for-stock merger (the “Merger”) using an exchange ratio of 0.0338 shares of Parent common stock for each share of Issuer Common Stock. The deal is valued at approximately $7.0 million, based upon a $2.69 valuation per share of Parent’s common stock. The exchange ratio and aggregate merger consideration are subject to adjustment, up or down, based upon the net liquid assets of the Issuer at the effective time of the Merger. The Merger Agreement provides that at the effective time of the Merger, the Issuer will merge with and into Merger Sub, with Merger Sub continuing as a wholly owned subsidiary of Parent.

At the effective time of the Merger, each outstanding Issuer stock option will terminate and each outstanding Issuer warrant will convert into a warrant to acquire 0.0338 shares of Parent common stock, subject to appropriate adjustment to the exercise price.

The Merger Agreement contains customary representations, warranties and covenants, including, among other things, covenants that, subject to certain exceptions: (i) the Issuer will conduct its business in the ordinary course consistent with past practice until the earlier of the effective time of the Merger and termination of the Merger Agreement; (ii) Parent and the Issuer will each use their reasonable best efforts to take all actions necessary, proper or advisable under applicable laws and regulations to consummate the Merger and the other transactions contemplated by the Merger Agreement; and (iii) the Issuer will not solicit, initiate or knowingly take any action that it knows or reasonably should know would facilitate or encourage the submission of any alternative acquisition proposal.

Consummation of the Merger is subject to various conditions, including: (i) adoption of the Merger Agreement by the Issuer’s stockholders in accordance with Delaware law; (ii) the absence of any applicable law that prohibits, makes illegal or enjoins the consummation of the Merger; (iii) the joint Registration Statement and Proxy Statement on Form S-4 having been declared effective by the SEC; and (iv) FINRA approval of the transaction.

The Merger Agreement contains certain termination rights for both Parent and the Issuer, including the right of the Issuer, under certain circumstances, to terminate the Merger Agreement in order to enter into an alternative business combination that constitutes a “Superior Proposal” (as defined in the Merger Agreement). The Merger Agreement further provides that, under specified circumstances, the Issuer may be required to pay Parent a termination fee of $350,000.00.

The foregoing description of the Merger and the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference as Exhibit 99.7 hereto.

Voting Agreement

As a condition to Parent entering into the Merger Agreement, on January 4, 2011, the Stockholders entered into the Voting Agreement, in each case with respect to all of the shares of Issuer Common Stock beneficially owned by such Stockholders (collectively, the “Voting Agreement Shares”). The Stockholders agreed to take the following actions, among others: (1) vote all Voting Agreement Shares in favor of the Merger; and (2) vote the Voting Agreement Shares against any action, transaction or agreement that would result in a breach in respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or the Voting Agreement.

The Reporting Persons may be deemed to be a member of a group with the other Stockholders with respect to the Issuer or the Common Stock for purposes of Section 13(d) of the Exchange Act by virtue of being parties to the Voting Agreement. Each of the Reporting Persons expressly disclaims (i) any such group membership for purposes of Section 13(d) of the Exchange Act or otherwise and (ii) beneficial ownership, for purposes of Section 13(d) of the Exchange Act or otherwise, over any securities held by the other Stockholders.

Each of the Reporting Persons declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer, (ii) a member of any group with respect to the Issuer or any securities of the Issuer or (iii) the beneficial owner of any securities held by the other Stockholders.

A copy of the form of Voting Agreement is incorporated herein by reference as Exhibit 99.8 hereto. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the form of Voting Agreement.

Except as set forth in this Amendment, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, none of the Other Stockholder Parties, has formulated any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) As of January 4, 2011, pursuant to the Voting Agreement, each Stockholder may be deemed to beneficially own the Voting Agreement Shares which represent approximately 56.8% of the shares of Common Stock that would have been outstanding as of January 4, 2011, if all outstanding options and warrants were exercised into shares of Common Stock.

Each Reporting Person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, the beneficial owner of any securities held by the other Stockholders.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Each of the Reporting Persons, by virtue of the Voting Agreement, may be deemed to have shared power to vote those Voting Agreement Shares attributable to the Other Stockholder Parties.

(c) The following transactions in Common Stock were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons, and to the extent known by the Reporting Persons, the Other Shareholders:

On January 3, 2011, Peter Zugschwert, John C. Shaw, Jr., John W. Mascone, and Kenneth D. Pasternak were each granted 197,239 shares of Common Stock by the Issuer pursuant to the Issuer’s 2007 Long-Term Incentive Plan.

(d) To each Reporting Person’s knowledge, no person other than the Stockholders has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock covered by this Statement.

(e)	Not applicable.

Item 6. Contract, Arrangements, Understandings, or Relationships with respect to Securities of the Issuer.

The descriptions of the Merger Agreement and the Voting Agreement in Item 4 are incorporated by reference into this Item 6.

Restricted Stock and Stock Option Award Agreements

The restricted stock and stock option awards described in Item 3 were made pursuant to the Issuer’s standard form restricted stock and stock option award agreements, copies of which are incorporated by reference into this Amendment as Exhibits 99.2 and 99.3, respectively.

Sanfilippo Employment Agreement

The description of the Sanfilippo Employment Agreement in Item 3 is incorporated by reference into this Item 6. Such description is qualified by reference to the copy of the Sanfilippo Employment Agreement incorporated as Exhibit 99.10 to this Amendment, which Exhibit is also incorporated into this Item 6 by reference.

Agreement to Terminate 2008 Registration Rights Agreement; Warrant Amendment

In connection with the Merger Agreement, the Issuer entered into amendments to: (i) terminate the 2008 Registration Rights Agreement, effective upon the Effective Time (as defined in the Merger Agreement) of the Merger and (ii) remove references to registration rights in that certain Warrant No. 001, issued on June 20, 2008 to Seaport, to purchase 4,000,000 shares of Issuer Common Stock (the “Warrant”), effective upon the Effective Time.

On January 4, 2010, the Issuer and Seaport entered into that certain Agreement to Terminate Registration Rights Agreement (the “Agreement to Terminate”), whereby the parties agreed to terminate that certain Registration Rights Agreement, dated June 20, 2008, by and between the parties (the “2008 Registration Rights Agreement”), effective upon the Effective Time. The 2008 Registration Rights Agreement provides Seaport with certain registration rights with respect to the shares underlying the Warrant.

In conjunction with the execution of the Agreement to Terminate, on January 4, 2011, the Issuer and Seaport also entered into that certain Amendment to Stock Purchase Warrant (the “Warrant Amendment”) to, among other things, amend the terms of the Warrant to eliminate references to the 2008 Registration Rights Agreement, effective upon the Effective Time.

Copies of the Warrant Amendment, Agreement to Terminate, Warrant and 2008 Registration Rights Agreement are incorporated herein by reference as Exhibits 99.5, 99.6, 99.11 and 99.12 to this Amendment, respectively. The foregoing descriptions of the Warrant Amendment, Agreement to Terminate, Warrant and 2008 Registration Rights Agreement are qualified in their entirety by reference to the full text of such documents.

Agreement to Terminate 2009 Registration Rights Agreement

In connection with the Merger Agreement, the Issuer entered into amendments to terminate the 2009 Registration Rights Agreement, effective upon the Effective Time of the Merger.

On January 5, 2011, the Issuer, Seaport, and Messrs. Pasternak, Sanfilippo and Sareen entered into that certain Consent of Majority Investor Holders and Majority Management Holders to Termination of Registration Rights Agreement, dated as of January 4, 2011 (the “Consent to Terminate”). Pursuant to the terms of the Consent to Terminate, the parties agreed, among other things, to terminate that certain Registration Rights Agreement, as amended, dated October 14, 2009, by and among the Issuer, Seaport, Ken Pasternak, Anthony M. Sanfilippo, Ajay Sareen and certain other stockholders and investors as indicated on the signature pages thereto (the “2009 Registration Rights Agreement”), effective upon the Effective Time. The 2009 Registration Rights Agreement provides the parties thereto other than the Issuer with certain demand and incidental registration rights with respect to their holdings of Issuer Common Stock.

Copies of the Consent to Terminate and the 2009 Registration Rights Agreement are incorporated herein by reference as Exhibits 99.4 and 99.9 to this Amendment, respectively. The foregoing descriptions of the Consent to Terminate and the 2009 Registration Rights Agreement are qualified in their entirety by reference to the full text of such documents.

Except as otherwise described herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons and any other person with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7. Material to be Filed as Exhibits.

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated as of January 14, 2011, by and among the Reporting Persons (filed herewith)

99.2	Form of Restricted Stock Award Agreement under the Issuer’s 2007 Long-Term Incentive Plan (filed herewith)

99.3	Form of Nonqualified Stock Option Agreement under the Issuer’s 2005 Stock Option Plan and the Issuer’s 2007 Long-Term Incentive Plan (filed herewith)

99.4	Consent of Majority Investor Holders and Majority Management Holders to Termination of Registration Rights Agreement, dated as of January 4, 2011, by and among the Issuer, Seaport, Ken Pasternak, Anthony M. Sanfilippo and Ajay Sareen (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 10, 2011, File No. 000-15936)

99.5	Amendment to Stock Purchase Warrant, dated January 4, 2011, by and between the Issuer and Seaport Hudson LLC (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 10, 2011, File No. 000-15936)

99.6	Agreement to Terminate Registration Rights Agreement, dated January 4, 2011, by and between the Issuer and Seaport (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 10, 2011, File No. 000-15936)

99.7	Agreement and Plan of Merger, dated January 4, 2011, by and among Rodman & Renshaw Capital

Group, Inc., HHC Acquisition, Inc. and the Issuer (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 5, 2011, File No. 000-15936)

99.8	Form of Voting Agreement by and among Rodman & Renshaw Capital Group, Inc. and the Stockholders, dated as of January 4, 2011 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 5, 2011, File No. 000-15936)

99.9	Form of Registration Rights Agreement, dated as of October 14, 2009, by and among the Issuer and the signatories thereto (incorporated herein by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on November 16, 2009, File No. 000-15936)

99.10	Employment Agreement, as of October 12, 2009, by and between the Issuer and Anthony M. Sanfilippo (incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on November 16, 2009, File No. 000-15936)

99.11	Stock Purchase Warrant, issued to Seaport Hudson LLC, dated as of June 20, 2008 (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 20, 2008, File No. 000-15936)

99.12	Form of Registration Rights Agreement, entered into by and between the Issuer and Seaport Hudson LLC, dated as of June 20, 2008 (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 20, 2008, File No. 000-15936)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 14, 2011	/s/ Anthony M. Sanfilippo
Anthony M. Sanfilippo

	January 14, 2011	/s/ Peter Zugschwert
Peter Zugschwert

	January 14, 2011	/s/ John C. Shaw, Jr.
John C. Shaw, Jr.

	January 14, 2011	/s/ John W. Mascone
John W. Mascone

	January 14, 2011	/s/ Kenneth D. Pasternak
Kenneth D. Pasternak

	January 14, 2011	/s/ Ajay Sareen
Ajay Sareen

	January 14, 2011	/s/ Frank Drazka
Frank Drazka

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement, dated as of January 14, 2011, by and among the Reporting Persons (filed herewith)

99.2	Form of Restricted Stock Award Agreement under the Issuer’s 2007 Long-Term Incentive Plan (filed herewith)

99.3	Form of Nonqualified Stock Option Agreement under the Issuer’s 2005 Stock Option Plan and the Issuer’s 2007 Long-Term Incentive Plan (filed herewith)

99.4	Consent of Majority Investor Holders and Majority Management Holders to Termination of Registration Rights Agreement, dated as of January 4, 2011, by and among the Issuer, Seaport, Ken Pasternak, Anthony M. Sanfilippo and Ajay Sareen (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 10, 2011, File No. 000-15936)

99.5	Amendment to Stock Purchase Warrant, dated January 4, 2011, by and between the Issuer and Seaport Hudson LLC (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 10, 2011, File No. 000-15936)

99.6	Agreement to Terminate Registration Rights Agreement, dated January 4, 2011, by and between the Issuer and Seaport (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 10, 2011, File No. 000-15936)

99.7	Agreement and Plan of Merger, dated January 4, 2011, by and among Rodman & Renshaw Capital Group, Inc., HHC Acquisition, Inc. and the Issuer (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 5, 2011, File No. 000-15936)

99.8	Form of Voting Agreement by and among Rodman & Renshaw Capital Group, Inc. and the Stockholders, dated as of January 4, 2011 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on January 5, 2011, File No. 000-15936)

99.9	Form of Registration Rights Agreement, dated as of October 14, 2009, by and among the Issuer and the signatories thereto (incorporated herein by reference to Exhibit 10.5 of the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on November 16, 2009, File No. 000-15936)

99.10	Employment Agreement, as of October 12, 2009, by and between the Issuer and Anthony M. Sanfilippo (incorporated herein by reference to Exhibit 10.1 of the Quarterly Report on Form 10-Q filed with the SEC by the Issuer on November 16, 2009, File No. 000-15936)

99.11	Stock Purchase Warrant, issued to Seaport Hudson LLC, dated as of June 20, 2008 (incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 20, 2008, File No. 000-15936)

99.12	Form of Registration Rights Agreement, entered into by and between the Issuer and Seaport Hudson LLC, dated as of June 20, 2008 (incorporated herein by reference to Exhibit 10.2 of the Current Report on Form 8-K filed with the SEC by the Issuer on June 20, 2008, File No. 000-15936)